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November 10, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC  20549
Attn: John Grzeskiewicz

Re:

Old Mutual Global Shares Trust
File Nos. 333-159629 and 811-22304

Dear Mr. Grzeskiewicz:

Thank you for comment letter dated August 7, 2009 regarding the registration statement on Form N-1A for Old Mutual Global Shares Trust (the “Trust”) relating to the GlobalShares FTSE All-World Fund, GlobalShares FTSE Emerging Markets Fund, GlobalShares FTSE All Cap Asia Pacific Ex Japan Fund, GlobalShares FTSE All-World Ex US Fund and GlobalShares FTSE Developed Countries Ex US Fund (formerly known as Old Mutual FTSE All-World Fund, Old Mutual FTSE Emerging Markets Fund, Old Mutual FTSE All-Cap Asia Pacific ex Japan Fund, Old Mutual FTSE All-World ex US Fund and Old Mutual FTSE Developed Markets ex US Fund, respectively) filed with the Securities and Exchange Commission on June 1, 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf. These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR shortly after the date of this letter.

Prospectus

OLD MUTUAL FTSE ALL-WORLD FUND

Investment Objective, Strategies, and Risks

Comment 1.

Please revise the discussion of the Fund’s strategies to comply more fully with plain English requirements of Rule 421(d) under the 1933 Act.  As an example, clarify what is meant by “free-float weighted” and “the investable opportunity set”.

Response 1.  The disclosure has been revised accordingly.

Comment 2.

To the last sentence in the first paragraph under “Principal Investment Strategies”, add that the Board of Trustees may change the investment objective without shareholder approval only after providing shareholders 60 days’ prior written notice.

Response 2.  The disclosure has been revised accordingly.

Principal Risk of Investing in the Fund

Comment 3.

Non-Diversified Fund Risk.  Why is this Fund non-diversified?  The Fund seeks to replicate an index which currently comprises 2,500 stocks.

Response 3.  The Fund will be diversified and as such, the disclosure has been revised accordingly.

OLD MUTUAL FTSE EMERGING MARKETS FUND

Investment Objective, Strategies, and Risks

Comment 4.

Please revise the discussion of the Fund’s strategies to comply more fully with plain English requirements of Rule 421(d) under the 1933 Act.  As an example, clarify what is meant by such technical terms such as “free-float adjusted” and “free-float weighted”, “investable opportunity set”, and “liquidity screened”.

Response 4.  The disclosure has been revised accordingly.

Comment 5.

To the last sentence in the first paragraph under “Principal Investment Strategies”, add a statement that the Board of Trustees may change the investment objective without shareholder approval only after providing shareholders 60 days’ prior written notice.

Response 5.  The disclosure has been revised accordingly.

Principal Risk of Investing in the Fund

Comment 6.

Non-Diversified Fund Risk.  Why is this Fund non-diversified?  The Fund seeks to replicate an index which currently comprises 900 stocks.

Response 6.  The Fund will be diversified and as such, the disclosure has been revised accordingly.

OLD MUTUAL FTSE ALL-CAP PACIFIC EX JAPAN FUND

Comment 7.

Please revise the discussion of the Fund’s strategies to comply more fully with plain English requirements of Rule 421(d) under the 1933 Act.  As an example, clarify what is meant by technical terms such as “free-float weighted”, “investable opportunity set”, and “liquidity screened”.

Response 7.  The disclosure has been revised accordingly.

Comment 8.

To the last sentence in the first paragraph under “Principal Investment Strategies”, add a statement that the Board of Trustees may change the investment objective without shareholder approval only after providing shareholders 60 days’ prior written notice.

Response 8.  The disclosure has been revised accordingly.

Principal Risk of Investing in the Fund

Comment 9.

Non-Diversified Fund Risk.  Why is this Fund non-diversified?  The Fund seeks to replicate an index which currently comprises 2,000 stocks.

Response 9.  The Fund will be diversified and as such, the disclosure has been revised accordingly.

OLD MUTUAL FTSE ALL-WORLD EX US FUND

Comment 10.

Please revise the discussion of the Fund’s strategies to comply more fully with plain English requirements of Rule 421(d) under the 1933 Act.  As an example, clarify what is meant by technical terms such as “free-float weighted”, “investable opportunity set”, and “liquidity screened”.

Response 10.  The disclosure has been revised accordingly.

Comment 11.

To the last sentence in the first paragraph under “Principal Investment Strategies”, add a statement that the Board of Trustees may change the investment objective without shareholder approval only after providing shareholders 60 days’ prior written notice.

Response 11.  The disclosure has been revised accordingly.

Principal Risk of Investing in the Fund

Comment 12.

Non-Diversified Fund Risk.  Why is this Fund non-diversified?  The Fund seeks to replicate an index which currently comprises 2,200 stocks,

Response 12.  The Fund will be diversified and as such, the disclosure has been revised accordingly.

OLD MUTUAL FTSE DEVELOPED MARKETS EX US FUND

Comment 13.

Please revise the discussion of the Fund’s strategies to comply more fully with plain English requirements of Rule 421(d) under the 1933 Act.  As an example, clarify what is meant by technical terms such as “free-float weighted”, “investable opportunity set”, and “liquidity screened”.

Response 13.  The disclosure has been revised accordingly.

Comment 14.

To the last sentence in the first paragraph under “Principal Investment Strategies”, add a statement that the Board of Trustees may change the investment objective without shareholder approval only after providing shareholders 60 days’ prior written notice.

Response 14.  The disclosure has been revised accordingly.

Principal Risk of Investing in the Fund

Comment 15.

Non-Diversified Fund Risk.  Why is this Fund non-diversified? The Fund seeks to replicate an index which currently comprises 1,350 stocks.

Response 15.  The Fund will be diversified and as such, the disclosure has been revised accordingly.

PORTFOLIO MANAGERS

Comment 16.

Revise the disclosure to explain what OMGXT stands for.

Response 16.  The disclosure has been revised accordingly.

Comment 17.

Why are the two paragraphs concerning the unitary management fee in brackets? If the Funds will have a unitary management fee, supplementally inform the staff whether other funds in the Old Mutual fund complex have such an arrangement.

Response 17.  The Adviser and Fund are not utilizing a unitary management fee, and therefore the disclosure has been revised accordingly.  The Funds are the only funds offered by the Adviser.

Statement of Additional Information

GENERAL DESCRIPTION OF THE TRUST AND THE FUNDS

Comment 18.

Provide the name and address in the United States of the agent authorized to receive notice and service of process on the Trust’s behalf.

Response 18.  The registered agent for the Trust is Corporate Service Company, located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.  In addition, the cover page of the registration statement has been revised with respect to the name and address of an agent for service.

INVESTMENT POLICIES AND RISKS

Swap Agreements

Comment 19.

Specify which of the Funds many invest in credit default swaps and disclose this and the accompanying risks in the prospectus.  Explain to the staff in your response to these comments how credit default swaps would be used to further the investment objectives of the Funds concerned.

Response 19.  The Funds will not invest in credit default swaps and thus the disclosure has been removed from the registration statement.

MANAGEMENT

Comment 20.

For each non-resident trustee or officer, disclose whether he or she has an authorized agent in the United States to receive notice and, if so, disclose the name and address of the agent.

Response 20.  Each trustee and officer of the Trust will reside in the United States.

Investment Adviser

Comment 21.

Disclose whether the investment adviser has an authorized agent in the United States to receive notice and, if so, disclose the name and address of the agent.

Response 21.  As stated in the Adviser’s Form ADV-NR (SEC Accession No. 9999999997-09-009357), the Adviser irrevocably appointed each of the Secretary of the SEC, 100 F Street NE, Washington, DC 20549, and the Secretary of State, 2201 C Street NW, Washington, DC 20520, as a registered agent in the United States.   Disclosure has been added to the Statement of Additional Information.

General Comments

Comment 22.

We note that portions of the disclosure have been left blank.  We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre- effective amendment.

Response 22.  This comment is duly noted.

Comment 23.

We note that the Trust and related parties have submitted an application seeking exemptive relief under the 1940 Act.  See Investment Company Act Release No. 28140 (Feb. 1, 2008).  An order granting the requested relief must be issued before we will grant a request for acceleration of the effective amendment.  We may have additional comments on the registration statements as necessary or appropriate to reflect further developments regarding the application for exemptive relief.

Response 23.  The Trust, Old Mutual Global Index Trackers (Pty) Ltd., and Foreside Fund Services, LLC received an order under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act.  See Investment Company Act Release No. 28898 (September 9, 2009).

Comment 24.

Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933.  See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain  English Handbook (1998).

Response 24.  The disclosure has been revised accordingly.

Comment 25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that they have provided all relevant information investors need for an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 25.  This comment is duly noted.

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

●

the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

●

the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

●

the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Kristin M. Hester at (212) 649-8796.  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss